Contact

www.linkedin.com/in/karen-allard-7835758 (LinkedIn)

Top Skills

Multitasking
Content Strategy
Online Marketing

Karen Allard

Founder | CEO
Orange County, California, United States

Experience

SBR Sports, Inc.
Founder | CEO
2004 - Present (21 years)
Orange County, California Area

Manufacturer of TRISWIM chlorine/salt water out hair and skin care, TRISLIDE, SKIN SLICK & DIVE SLIDE continuous spray skin lubricant, FOGGIES anti-fog cleaning towelettes, DERMASPORT facial skincare for active people. Sold globally. www.sbrsportsinc.com

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Education

California State University-Sacramento
Bachelor of Arts - BA, Graphic Design with a Minor in Communication Studies & Psychology · (1983 - 1987)